SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)


                             Tyco International Ltd.

                                (Name of Issuer)


                    Common Shares, Par Value $0.20 Per Share

                         (Title of Class of Securities)


                                   000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                             Secretary and Treasurer
                              Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

            John K. Rosenberg, Esq.               Neil T. Anderson, Esq.
            Western Resources, Inc.                Sullivan & Cromwell
               818 Kansas Avenue                     125 Broad Street
             Topeka, Kansas 66612                New York, New York 10021
               (913) 575-6535                         (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 14, 1997

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO.  000915108
--------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [   ]
                                             (b)  [ x ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [   ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas
-------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
 NUMBER OF            12,424,964
  SHARES        ----------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY            0
    EACH          --------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON             12,424,964
    WITH          --------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     12,424,964
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.1%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                         CO
-------------------------------------------------------------------------------


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


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on August 4, 1997 by Amendment No. 13 thereto (the "Statement"), with respect to the Common Shares, par value $0.20 per share (the "Shares") of Tyco International Ltd., a Bermuda corporation formerly known as ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


     Item 1. SECURITY AND ISSUER.

     No material change.

     Item 2. IDENTITY AND BACKGROUND.

     No material change.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.

     Item 4. PURPOSE OF THE TRANSACTION.

     Not Applicable.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     No material change.

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



     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer and the Reporting Person have agreed to the settlement of outstanding litigation between them (the "Settlement Agreement"). The principal terms of the Settlement Agreement include (i) the dismissal or withdrawal with prejudice of the outstanding actions of the Reporting Person against the Issuer (including proceedings in the Supreme Court of Bermuda); (ii) the dismissal with prejudice of the outstanding actions of certain subsidiaries of the Issuer against the Reporting Person; (iii) the agreement of the Issuer to file a shelf registration statement under the Securities Act of 1933 in order to register Shares beneficially owned by the Reporting Person for resale in up to, in the aggregate, three underwritten offerings and/or block trades; (iv) the grant of "piggyback" rights to the Reporting Person for resale of its Shares for a limited time after the shelf registration statement is declared effective; (v) the agreement of Issuer to cooperate with the Reporting Person in selling its Shares, including in a customary road show in connection with any underwritten offering; and (vi) other customary provisions found in registration rights agreements. The Settlement Agreement is attached hereto as Exhibit B. The registration rights agreement executed in connection with the Settlement Agreement is attached hereto as Exhibit A.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A: Registration Rights Agreement Dated as of August 14, 1997 by and Among the Reporting Person, Western Resources, Inc. ("Western Resources") and the Issuer.

     Exhibit B: Settlement Agreement entered into among the Reporting Person, Western Resources and the Issuer, dated as of July 16, 1997.



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


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   WESTAR CAPITAL, INC.


                                    By:  /s/ Marilyn Dalton
                                         ------------------------------
                                         Name:  Marilyn Dalton
                                         Title: Secretary and Treasurer


Dated:   August 14, 1997


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